UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies: statement concerning the war in Ukraine (March 1, 2022)

Exhibit 99.2	TotalEnergies Invests in Sustainable Forestry in Southeast Asia (March 3, 2022)

Exhibit 99.3	TotalEnergies Begins Producing Sustainable Aviation Fuel At Its Normandy Platform (March 3, 2022)

Exhibit 99.4	TotalEnergies Launches its Electricity Start-Up Accelerator at STATION F in Paris (March 9, 2022)

Exhibit 99.5	TotalEnergies implements its responsible withdrawal from Myanmar (March 16, 2022)

Exhibit 99.6	Convening of the Annual Shareholders’ Meeting of May 25, 2022 (March 17, 2022)

Exhibit 99.7	France: Start-up of the "3D" Carbon Capture Pilot in Dunkirk (March 22, 2022)

Exhibit 99.8	Russia: TotalEnergies Shares Its Principles of Conduct (March 22, 2022)

Exhibit 99.9	Strategy, Sustainability & Climate Presentation: TotalEnergies reports on the progress made in 2021 and expands its ambition towards Carbon Neutrality (March 24, 2022)

Exhibit 99.10	TotalEnergies releases its Universal Registration Document 2021 (Document d’enregistrement universel 2021) and its Form 20-F 2021 (March 25, 2022)

Exhibit 99.11	TotalEnergies Publishes its First Tax Transparency Report (March 29, 2022)

Exhibit 99.12	Disclosure of Transactions in Own Shares (March 7, 2022)

Exhibit 99.13	Disclosure of Transactions in Own Shares (March 14, 2022)

Exhibit 99.14	Disclosure of Transactions in Own Shares (March 21, 2022)

Exhibit 99.15	Disclosure of Transactions in Own Shares (March 28, 2022)

Exhibit 99.16	TotalEnergies and Sempra Expand North American Strategic Alliance for the Development of LNG Exports and Renewables (March 31, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 4, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer